Exhibit 99.1

THIRD QUARTER REPORT	SEPTEMBER 30, 2016

Dear Unitholders:

Net loss for the three months ended September 30, 2016 was $25.5 million ($0.27 per unit), compared to net income of $50.3 million ($0.54 per unit) during the same period in 2015.

Revaluation loss for the three months ended September 30, 2016 was $63.6 million, compared to a revaluation gain of $17.4 million during the same period in 2015. The current value of $33.46 per unit represents a decrease over the $34.05 per unit reported in the second quarter of 2016 as a result the revaluation loss.

Funds from operations for the three months ended September 30, 2016 was $38.5 million ($0.41 per unit), compared to $33.4 million ($0.36 per unit) during the same period in 2015. Adjusted funds from operations for the three months ended September 30, 2016 was $32.3 million ($0.35 per unit), compared to $25.0 million ($0.27 per unit) during the same period in 2015.

Commercial property net operating income for the three months ended September 30, 2016 was $66.8 million, compared with $59.5 million during the same period in 2015. Same property commercial property net operating income for the three months ended September 30, 2016 was $58.7 million compared to $57.4 million during the same period in 2015.

THIRD QUARTER HIGHLIGHTS

Brookfield Canada Office Properties (the “Trust” or “BOX”) leased 546,000 square feet of space, at an average net rent of $33 per square foot compared to an average expiring net rent of $31 per square foot. The Trust’s occupancy rate finished the quarter at 94.0%. This rate compares favourably with the Canadian national average of 88.4%.

Leasing highlights:

•	An 11-year, 140,000-square foot new lease with Bank of Nova Scotia at Brookfield Place Calgary East
•	A 10-year, 109,000-square foot renewal with McMillan LLP at Brookfield Place Toronto
•	An 11-year, 38,000-square foot new lease with Ecobee Inc. at Queen's Quay Terminal
•	A 10-year, 34,000-square foot new lease with Colliers Macaulay Nicolls at Brookfield Place Toronto
•	A one-year, 28,000-square foot renewal with Public Works and Government Services Canada at Place de Ville I
•	Two 10-year new and renewal deals totaling 45,000-square feet at Bankers Hall

Extended the $350 million revolving corporate credit facility with existing lenders for an additional year under the existing financial terms, maturing August 29, 2021.

Construction continues on schedule at Brookfield Place Calgary East. The curtain wall installation is complete and floor finishes are nearing completion. The project is currently 81% pre-leased to Cenovus and Bank of Nova Scotia. Completion remains on target for late 2017.

DISTRIBUTION DECLARATION

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1092 per Trust unit payable on December 15, 2016 to holders of Trust units of record at the close of business on November 30, 2016.

OUTLOOK

“We are pleased to report significant year-over-year FFO growth of 15% and a strong leasing quarter with 546,000 square feet executed across Toronto, Calgary and Ottawa,” said Jan Sucharda, president and chief executive officer. “Although challenging market conditions in Calgary had a negative impact on valuations, our vacancy and rollover exposure are manageable relative to the market and our premier portfolio is well positioned to attract tenants looking to consolidate and upgrade their premises."

Jan Sucharda

President and Chief Executive Officer

October 24, 2016

2	Q3/2016 Interim Report

Portfolio by City

Brookfield Canada Office Properties’ portfolio is composed of interests in 26 premier office properties totaling 20.3 million square feet, including 3.7 million square feet of parking and other. Landmark properties include Brookfield Place Toronto, Bay Adelaide Centre, and First Canadian Place in Toronto and Bankers Hall in Calgary. Our development portfolio consists of 1.4 million square feet in the downtown core of Calgary.

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Leasable Area	Parking and Other	Total	Ownership Interest %	Owned Interest
TORONTO
Brookfield Place Toronto
Bay Wellington Tower	1	89.6%	1,297	43	1,340	67	1,407	100%	1,407
Retail & Parking(1)	1	97.4%	—	52	52	504	556	56%	308
First Canadian Place	1	95.0%	2,381	229	2,610	221	2,831	25%	708
Bay Adelaide West	1	95.8%	1,157	3	1,160	219	1,379	100%	1,379
Bay Adelaide East(2)	1	95.0%	1,014	12	1,026	185	1,211	100%	1,211
Bay Adelaide Retail		91.8%	—	31	31	2	33	100%	33
Exchange Tower	1	96.3%	961	66	1,027	203	1,230	50%	615
Hudson's Bay Centre	1	96.7%	532	213	745	175	920	100%	920
2 Queen St. East	1	100.0%	448	16	464	71	535	25%	134
Queen’s Quay Terminal	1	96.2%	429	54	483	27	510	100%	510
105 Adelaide St. West	1	100.0%	177	6	183	31	214	100%	214
22 Front St. West	1	100.0%	136	7	143	1	144	100%	144
	11	95.1%	8,532	732	9,264	1,706	10,970		7,583
OTTAWA
Place de Ville I	2	89.9%	571	11	582	364	946	25%	237
Place de Ville II	2	95.4%	586	8	594	331	925	25%	231
Jean Edmonds Towers	2	100.0%	544	10	554	109	663	25%	166
	6	95.0%	1,701	29	1,730	804	2,534		634
CALGARY
Bankers Hall	3	94.2%	1,940	222	2,162	481	2,643	50%	1,322
Bankers Court	1	99.8%	256	7	263	70	333	50%	167
Suncor Energy Centre	2	99.9%	1,708	24	1,732	349	2,081	50%	1,041
Fifth Avenue Place	2	78.2%	1,428	48	1,476	294	1,770	50%	885
	8	92.0%	5,332	301	5,633	1,194	6,827		3,415
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL COMMERCIAL PROPERTIES	26	94.0%	15,565	1,065	16,630	3,704	20,334		11,635

DEVELOPMENT
Brookfield Place Calgary East(3)	1	81.4%	1,400	—	1,400	—	1,400	100%	1,400

TOTAL PORTFOLIO	27		16,965	1,065	18,030	3,704	21,734		13,035

(1)	Brookfield Canada Office Properties owns a 50% interest in the retail operations and is entitled to a 56% interest in the parking operations.
(2)	95.0% occupancy includes Brookfield Office Properties Inc. headlease. Occupancy excluding Brookfield Office Properties Inc. headlease is 76.8%. Refer to Related-Party Transactions section on page 32 of the MD&A.
(3)	The development was acquired on an “as-if-completed-and-stabilized basis” as described on page 13 of the MD&A under Commercial Development.

Brookfield Canada Office Properties	3

Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	6

PART II – FINANCIAL STATEMENT ANALYSIS	14

PART III – RISKS AND UNCERTAINTIES	37

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	41

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	44

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	48

UNITHOLDER INFORMATION	56

4	Q3/2016 Interim Report

FORWARD-LOOKING STATEMENTS

This interim report to unitholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in the Trust’s documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Canada Office Properties	5

Management’s Discussion and Analysis of Financial Results

October 24, 2016

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2016, includes material information up to October 24, 2016. Financial data provided has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX,” the “Trust,” “we”, “our” or “us” ) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”), a former wholly-owned subsidiary of Brookfield Office Properties Inc. (“BOPI”), on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired BOPI’s interest in Brookfield Place Toronto, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, we acquired from BOPI, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa. On July 11, 2013, we acquired Bay Adelaide East from BOPI totaling 1.2 million square feet in Toronto and on October 14, 2014, we acquired Brookfield Place Calgary East from BOPI totaling 1.4 million square feet in Calgary.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated interim financial statements and appended notes, which begin on page 33 of this report. In Part II – Financial Statement Analysis, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

We included our discussion of operating performance on an IFRS basis beginning on page 20 of the MD&A followed by a discussion of non-IFRS measures. Included in non-IFRS measures are commercial property net operating income, funds from operations ("FFO"), adjusted funds from operations ("AFFO"), total equity per unit, adjusted commercial property revenue and revaluation (losses) gains on a per-unit and/or total basis. Commercial property net operating income, funds from operations, adjusted funds from operations, total equity per unit, adjusted commercial property revenue and revaluation (losses) gains do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as adjusted commercial property revenue net of direct property operating expenses, including property administration costs that have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value (losses) gains. Included in adjusted commercial property revenue and revaluation (losses) gains is the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value (losses) gains. We believe the inclusion of the rental lease payments, net of non-cash rental revenue, is important to help investors understand the contracted economics of the Bay Adelaide East acquisition on an "as-if-completed-and-stabilized basis" and the related recurring operating cash flows generated pursuant to that arrangement. FFO is defined as net income prior to transaction costs, revaluation (losses) gains which include the impact of rental payments received from the related party lease as described above, and certain other non-cash items, if any. FFO does not represent or approximate cash generated from operating activities and is determined in accordance with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued in April 2014 (the "REALPAC FFO white paper") as well as the inclusion of all adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, except for the inclusion of the rental lease payments. AFFO is defined by us as FFO net of actual second-generation leasing commissions and tenant improvements, actual maintaining value capital expenditures and straight-line rental income. Total equity per unit represents the book value of it's total equity divided by total units outstanding.

6	Q3/2016 Interim Report

Commercial property net operating income is an important measure that both investors and management use to assess operating performance of our commercial properties, and funds from operations is a widely used measure in analyzing the performance of real estate notwithstanding the variability of its fair value. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. Total equity per unit is an important measure of an entity's current financial position because it reflects it's total equity adjusted for all inflows and outflows, including FFO and changes in the value of its investment properties. We provide the components of commercial property net operating income, a reconciliation of adjusted commercial property revenue and revaluation (losses) gains, a reconciliation of commercial property net operating income to net income, a full reconciliation of net income to funds from operations and adjusted funds from operations, and a reconciliation of cash generated from operating activities to adjusted funds from operations beginning on page 23.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

Brookfield Canada Office Properties	7

OVERVIEW OF THE BUSINESS

BOX is a publicly traded, real estate investment trust listed on the Toronto and New York stock exchanges under the symbol BOX.UN and BOXC, respectively.

The Trust invests, develops and operates commercial office properties in Toronto, Ottawa and Calgary.

At September 30, 2016, the carrying value of BOX’s total assets was $6,081.5 million. During the three months ended September 30, 2016, we generated a net loss of $25.5 million ($0.27 per unit), $38.5 million of funds from operations ($0.41 per unit), and $32.3 million of adjusted funds from operations ($0.35 per unit).

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FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per-unit amounts)	2016	2015	2016	2015
Results of operations
Net (loss) income	(25.5)	50.3	31.3	192.6
Funds from operations(1)(2)	38.5	33.4	117.7	107.3
Adjusted funds from operations(1)(3)	32.3	25.0	95.5	75.0
Distributions	30.6	28.9	240.0	86.6
Per unit amounts – attributable to unitholders
Net (loss) income	(0.27)	0.54	0.33	2.06
Funds from operations(1)(2)	0.41	0.36	1.26	1.15
Adjusted funds from operations(1)(3)	0.35	0.27	1.02	0.80
Distributions(4)	0.33	0.31	0.97	0.93

(Millions, except per-unit amounts)	Sept. 30, 2016	Dec. 31, 2015
Balance sheet data
Total assets	$6,081.5	$6,356.5
Investment properties	6,002.3	6,267.8
Investment property and corporate debt	2,780.1	2,838.5
Total equity	3,128.3	3,333.0
Total equity per unit	33.46	35.72

(1)Non-IFRS measure. Refer to description of non-IFRS measures and reference to reconciliation to comparable IFRS measures beginning on page 22.

(2)Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 23.

(3)Based on actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred.

(4)Excludes special distribution of $149.3 million ($1.60 per Trust unit), paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

COMMERCIAL PROPERTY OPERATIONS

Our strategy to own premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 26 properties totaling 20.3 million square feet, including 3.7 million square feet of parking and other. Our development portfolio consists of the Brookfield Place Calgary East development site totaling 1.4 million square feet in Calgary. Our markets are the financial, government and energy sectors primarily located in the cities of Toronto and Calgary. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

Gross Leasable Area by City	Gross Leasable Area by Tenant Base
as of September 30, 2016	as of September 30, 2016

Brookfield Canada Office Properties	9

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature investment properties; and
•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

10	Q3/2016 Interim Report

The following table summarizes our commercial property portfolio by region as at September 30, 2016:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt(1) (Millions)	Net Book Equity(2) (Millions)
Commercial properties
Eastern region	18	13,507	8,220	$3,756.6	$457	$1,710.1	$2,046.5
Western region	8	6,827	3,415	1,596.4	467	734.8	861.6
Total	26	20,334	11,635	$5,353.0	$460	$2,444.9	$2,908.1

(1)Excludes debt associated with our development property and corporate debt.

(2)Represents fair value less debt and excludes working capital, and is a non-IFRS measure.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Deloitte LLP, and Canadian Natural Resources. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 29.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 3.2% of our leases, on average, mature annually up to and including 2019. Our average lease term is eight years.

The following is a breakdown of lease maturities by region with associated in-place rental rates on our commercial properties:

	Total Portfolio			Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	991	6.0		456	4.9		85	5.0
2016	42	0.3	$33	19	0.2	$32	1	0.1	$30
2017	239	1.4	33	184	2.0	33	11	0.6	24
2018	736	4.4	34	562	6.1	33	34	2.0	18
2019	699	4.2	27	530	5.7	26	86	5.0	23
2020	1,378	8.3	35	1,090	11.8	33	9	0.5	27
2021	1,355	8.1	30	659	7.1	35	574	33.2	23
2022	1,262	7.6	31	870	9.4	30	19	1.1	12
2023 and beyond	9,928	59.7	31	4,894	52.8	30	911	52.5	19
Parking and other	3,704	—	—	1,706	—	—	804	—	—
Total	20,334	100.0%		10,970	100.0		2,534	100.0
Average market net rent(2) (3)			$27			$32			$18

	Calgary, Alberta			Other
			Net Rent			Net Rent
	000's		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	450	8.0		—	—
2016	22	0.4	$33	—	—	$—
2017	44	0.8	34	—	—	—
2018	140	2.5	41	—	—	—
2019	82	1.5	42	1	33.3	28
2020	279	5.0	42	—	—	—
2021	122	2.2	39	—	—	—
2022	373	6.6	33	—	—	—
2023 and beyond	4,121	73.0	34	2	66.7	26
Parking and other	1,194	—	—	—	—	—
Total	6,827	100.0		3	100
Average market net rent(2)			$23			$—

(1)	Net rent at expiration of lease.
(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 22 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.
(3)	Average market net rent for Toronto reflects higher market rents for Brookfield Place Toronto, Bay Adelaide West and Bay Adelaide East, which comprise 39% of BOX’s exposure in Toronto.

Brookfield Canada Office Properties	11

COMMERCIAL DEVELOPMENT

The following table summarizes our development project at September 30, 2016:

	Region	Location	Number of Sites	Owned Interest	Leasable Area (000's Sq. Ft.)
Brookfield Place Calgary East	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400

Brookfield Place Calgary East is currently 81.4% pre-leased to Cenovus and Bank of Nova Scotia. Completion remains on target for late 2017.

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income per unit;
•	Commercial property net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Total equity per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net (loss) income, commercial property net operating (loss) income, funds from operations, and adjusted funds from operations. Although net (loss) income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income, a reconciliation of adjusted commercial property revenue and revaluation (losses) gains, a reconciliation of commercial property net operating income to net income and a full reconciliation of net (loss) income to funds from operations and adjusted funds from operations beginning on page 23 of this MD&A.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

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We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

Brookfield Canada Office Properties	13

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $6,081.5 million at September 30, 2016 (compared to $6,356.5 million at December 31, 2015). The following is a summary of our assets:

(Millions)	Sept. 30, 2016	Dec. 31, 2015
Non-current assets
Investment properties
Commercial properties	$5,353.0	$5,805.1
Commercial development	649.3	462.7
	6,002.3	6,267.8
Current assets
Tenant and other receivables	13.3	23.8
Other assets	6.3	7.3
Cash and cash equivalents	59.6	57.6
	79.2	88.7
Total	$6,081.5	$6,356.5

COMMERCIAL PROPERTIES

Commercial properties comprise of our direct interests in wholly owned commercial properties and our proportionate share of the related assets, liabilities, revenue and expenses in our jointly controlled commercial properties.

The fair value of our commercial properties was $5,353.0 million as at September 30, 2016 (compared to $5,805.1 million at December 31, 2015). The decrease in value of commercial properties is primarily attributable to the disposition of Royal Centre in Vancouver and fair value losses in Calgary to reflect current market conditions; offset by increases in certain properties in the Eastern portfolio as a result of capital expenditures, leasing costs and rental rate increases due to improvements in tenant profiles and rental curves related to new leases and renewals.

A breakdown of our commercial properties is as follows:

			BOX’s
			Owned	Fair Value	Fair Value
	Number of	Total Area	Interest	Sept. 30, 2016	Dec. 31, 2015
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	18	13,507	8,220	$3,756.6	$3,723.0
Western region	8	6,827	3,415	1,596.4	2,082.1
Total commercial properties	26	20,334	11,635	$5,353.0	$5,805.1
Fair value per Sq. Ft.				$460	$467

The key valuation metrics for our commercial properties are as follows:

	September 30, 2016			December 31, 2015
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.00%	6.00%	6.10%	7.00%	6.00%	6.13%
Terminal cap rate	6.50%	5.25%	5.46%	6.50%	5.25%	5.51%
Hold period (yrs)	15	10	11	15	10	11
Western region
Discount rate	6.75%	6.25%	6.37%	6.75%	4.75%	6.01%
Terminal cap rate	6.25%	6.00%	6.07%	6.25%	3.53%	5.46%
Hold period (yrs)	10	10	10	11	10	10

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Fair values are most sensitive to changes in discount rates and timing or variability of cash flows. A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $90.9 million and $135.7 million, or 1.7% and 2.5%, respectively, at September 30, 2016.

Brookfield Canada Office Properties	15

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Office Properties Management LP (“BOPM LP”), a subsidiary of BOPI. We may experience a delay between lease commencement and the payment of leasing costs due to timing of the tenant installation and the required inspections and certifications. For the three and nine months ended September 30, 2016, such expenditures totaled $4.3 million and $20.3 million, respectively (compared to $7.1 million and $25.2 million during the same periods in 2015). The decrease is primarily related to deferred tenant installation costs mainly at Fifth Avenue Place and Bankers Hall.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Total capital expenditures for the three and nine months ended September 30, 2016 totaled $16.6 million and $32.8 million, respectively (compared to $2.0 million and $10.7 million during the same periods in 2015). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our commercial properties.

Capital expenditures include maintaining value expenditures, which are those required in order to maintain the properties in their current operating state. Capital expenditures also include projects which represent improvements to an asset or reconfiguration of space that adds productive capacity in order to increase rentable area or increase current rental rates. For the three and nine months ended September 30, 2016, maintaining value capital expenditures totaled $1.8 million and $2.5 million, respectively (compared with $0.9 million and $4.8 million during the same periods in 2015), enhancing capital expenditures totaled $11.4 million and $14.5 million, respectively (compared with $1.1 million and $5.9 million during the same periods in 2015), while the remaining capital expenditures totaled $3.4 million and $15.8 million, respectively (compared to $nil and $nil during the same periods in 2015) consist of remaining construction costs at Bay Adelaide East. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the three and nine months ended September 30, 2016, $2.8 million and $5.6 million, respectively, of our total capital expenditures were recoverable (compared with $4.5 million and $12.4 million during the same periods in 2015).

The following table summarizes the second-generation leasing commissions and tenant improvements, and maintaining value capital expenditures recorded on our commercial properties during the three and nine months ended September 30, 2016. “Second-generation” leasing commissions and tenant improvements includes both new and renewal tenants for all of our commercial properties and vary with the timing of renewals, vacancies and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants.

For the three and nine months ended September 30, 2016, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at Brookfield Place Toronto and First Canadian Place and tenant improvements incurred at Brookfield Place Toronto, First Canadian Place, Queens Quay Terminal, Bankers Hall and Fifth Avenue Place related to tenant build-outs.

	Three months ended Sept. 30		Nine months ended Sept. 30		Normalized quarterly activities(1)
(Millions)	2016	2015	2016	2015	2016
Second-generation leasing commissions and tenant improvements	$2.9	$6.9	$15.6	$24.8	$5.8
Maintaining value capital expenditures	1.8	0.9	2.5	4.8	1.5
Total	$4.7	$7.8	$18.1	$29.6	$7.3

(1)	A normalized level of activity is estimated based on historical spend levels as well as anticipated levels over the next few years.

16	Q3/2016 Interim Report

The following table summarizes the changes in value of our commercial properties during the nine months ended September 30, 2016:

(Millions)	Sept. 30, 2016
Balance at beginning of period	$5,805.1
Additions:
Capital expenditures and tenant improvements	49.2
Leasing commissions	3.7
Tenant inducements	0.2
Investment property disposition	(422.4)
Revaluation (losses)(1)	(85.3)
Other changes	2.5
Balance at end of period	$5,353.0

(1)	Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 23.

Brookfield Canada Office Properties	17

COMMERCIAL DEVELOPMENT

Commercial development consists of Brookfield Place Calgary East which is a high quality, centrally located development site acquired from our parent company, BOPI for an aggregate total investment of $966.3 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BOPI retains the development obligations including construction, lease-up and financing.

The following table summarizes the details of the transaction and operational information as at September 30, 2016:

(Millions, except Operational Information)	Brookfield Place Calgary East
Initial acquisition price	$245.5
Up-front equity commitment	81.8
First mortgage construction loan	575.0
Final payment due to BOPI on stabilization(1)	64.0
Aggregate total investment	$966.3

Operational Information
Total Leasable Area (000's Sq. Ft.)	1,400
Leased %	81.4%
Target Completion Date	Late 2017

(1)	Subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2018.

Commercial development under active development is measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The total fair value of development land and infrastructure was $649.3 million at September 30, 2016.

The details of development expenditures are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2016	2015	2016	2015
Construction costs	$52.7	$63.8	$168.9	$185.9
Property taxes and other related costs	1.4	2.7	4.7	9.0
Borrowing costs capitalized	4.8	7.2	13.0	20.6
Total	$58.9	$73.7	$186.6	$215.5

The following table summarizes the changes in value of our commercial development during the nine months ended September 30, 2016:

(Millions)	Sept. 30, 2016
Balance at beginning of period	$462.7
Additions:
Development expenditures	186.6
Balance at end of period	$649.3

TENANT AND OTHER RECEIVABLES

Tenant and other receivables decreased to $13.3 million at September 30, 2016 from $23.8 million at December 31, 2015 mainly due to ground rent recoveries at Hudson's Bay Centre and receipt of outstanding rental payments at Bay Adelaide East pursuant to a related party lease.

OTHER ASSETS

At September 30, 2016, the balance of other assets is comprised of prepaid expenses and other assets of $6.3 million (compared to $7.3 million at December 31, 2015).

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At September 30, 2016, cash balances were $59.6 million (compared to $57.6 million at December 31, 2015).

18	Q3/2016 Interim Report

LIABILITIES AND EQUITY

Our asset base of $6,081.5 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Sept. 30, 2016	Dec. 31, 2015
Liabilities
Non-current liabilities
Investment property and corporate debt	$2,734.5	$2,560.1
Current liabilities
Investment property and corporate debt	45.6	278.4
Accounts payable and other liabilities	173.1	185.0
	218.7	463.4
	2,953.2	3,023.5
Equity
Unitholders’ equity	869.1	923.8
Non-controlling interest	2,259.2	2,409.2
	3,128.3	3,333.0
Total liabilities and equity	$6,081.5	$6,356.5

Brookfield Canada Office Properties	19

INVESTMENT PROPERTY AND CORPORATE DEBT

Investment property and corporate debt (current and non-current) totaled $2,780.1 million at September 30, 2016 (compared to $2,838.5 million at December 31, 2015). Investment property and corporate debt at September 30, 2016 had a weighted-average interest rate of 3.80%. Debt on our investment properties is mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our investment property debt portfolio with the average lease term of our properties. At September 30, 2016, the average term to maturity of our investment property debt was six years, compared to our average lease term of eight years.

During the third quarter of 2016, we extended the $350 million revolving corporate credit facility with existing lenders for an additional year under the existing financial terms, maturing August 29, 2021.

The details of investment property and corporate debt at September 30, 2016, are as follows:

	Location	Interest Rate %	Maturity Date	BOX’s Share (Millions)	Mortgage Details
Income Producing
2 Queen St. East	Toronto	5.64%	December 2017	$28.6	Non-recourse - fixed rate
Bay Adelaide East(1)	Toronto	2.77%	December 2017	321.2	Limited recourse - floating rate
Hudson's Bay Centre(2)	Toronto	2.38%	May 2018	137.3	Limited recourse - floating rate
Brookfield Place Toronto	Toronto	3.24%	January 2020	486.5	Non-recourse - fixed rate
22 Front St. West	Toronto	6.24%	October 2020	16.5	Non-recourse - fixed rate
Bankers Court	Calgary	4.96%	November 2020	41.4	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.40%	April 2021	79.3	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.71%	August 2021	154.2	Non-recourse - fixed rate
Bay Adelaide West	Toronto	4.43%	December 2021	370.6	Non-recourse - fixed rate
Exchange Tower	Toronto	4.03%	April 2022	106.5	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	3.87%	May 2023	34.3	Non-recourse - fixed rate
Bankers Hall	Calgary	4.38%	November 2023	287.1	Non-recourse - fixed rate
First Canadian Place	Toronto	3.56%	December 2023	75.2	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.79%	January 2024	15.6	Non-recourse - fixed rate
Place de Ville I	Ottawa	3.75%	June 2025	21.0	Non-recourse - fixed rate
Place de Ville II	Ottawa	3.75%	June 2025	22.8	Non-recourse - fixed rate
Suncor Energy Centre	Calgary	5.19%	August 2033	257.4	Non-recourse - fixed rate

Development
Brookfield Place Calgary East(3)	Calgary	2.63%	November 2018	290.9	Limited recourse - floating rate

Corporate
$350M Corporate Revolver	-	2.34%	August 2021	45.0	Recourse - floating rate
		3.80%		2,791.4
Premium on assumed mortgages				0.8
Deferred financing costs				(12.1)
Total		3.80%		$2,780.1

(1)	This loan has a three year term from the date of the initial advance and has limited recourse to the Trust for up to $50.0 million. Two one-year extension options are available provided certain leasing thresholds have been met and no material defaults have occurred. The criteria for the first option to extend the maturity to 2017 has been met as of September 30, 2016.
(2)	This loan has limited recourse to the Trust for up to $15.0 million.
(3)	This loan has limited recourse to the Trust for up to $60.0 million. A one-year extension option is available provided certain leasing thresholds have been met and no material defaults have occurred. The criteria to extend the maturity to 2018 has been met as of September 30, 2016.

20	Q3/2016 Interim Report

Investment property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization(1)	Maturities	Total(1)	Sept. 30, 2016
Remainder of 2016	$6.7	$—	$6.7	—%
2017	46.4	349.8	396.2	3.00%
2018	49.4	428.2	477.6	2.55%
2019	51.6	—	51.6	—%
2020	41.3	499.2	540.5	3.47%
2021 and thereafter	193.1	1,114.4	1,307.5	4.49%
Total	$388.5	$2,391.6	$2,780.1	3.80%

(1)Net of transaction costs.

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period
(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Investment property and corporate debt(1)	$2,780.1	$45.6	$878.2	$820.3	$1,036.0
Interest expense – investment property and corporate debt(2)	517.4	84.3	159.5	125.0	148.6
Minimum rental payments - ground leases(3)	481.3	7.4	14.9	14.9	444.1
	$3,778.8	$137.3	$1,052.6	$960.2	$1,628.7

(1)	Net of transaction costs.
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.
(3)	Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in tenant demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). Our credit ratings at September 30, 2016, and at the date of this report were:

	DBRS	S&P
Issuer Rating	BBB (stable)	BBB (stable)

We are committed to arranging our affairs to maintain these ratings and improve them over time.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not a recommendation to purchase, hold or sell our Trust Units, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 14 of the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	21

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

22	Q3/2016 Interim Report

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities decreased to $173.1 million at September 30, 2016, from $185.0 million at December 31, 2015.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Sept. 30, 2016	Dec. 31, 2015
Accounts payable and accrued liabilities	$160.6	$165.9
Accrued interest	12.5	19.1
Total	$173.1	$185.0

EQUITY

The components of equity are as follows:

(Millions)	Sept. 30, 2016	Dec. 31, 2015
Trust Units	$558.4	$554.4
Contributed surplus	2.9	2.9
Retained earnings	307.8	366.5
Unitholders’ equity	869.1	923.8
Non-controlling interest	2,259.2	2,409.2
Total	$3,128.3	$3,333.0

The following tables summarize the changes in the units outstanding during the three and nine months ended September 30, 2016 and September 30, 2015:

	Three months ended Sept. 30, 2016		Nine months ended Sept. 30, 2016
	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,371,404	67,088,022	26,250,344	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	19,974	—	141,034	—
Total units outstanding at September 30, 2016	26,391,378	67,088,022	26,391,378	67,088,022

	Three months ended Sept. 30, 2015		Nine months ended Sept. 30, 2015
	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,247,774	67,088,022	26,218,183	67,088,022
Units repurchased	(6,138)	—	(6,138)	—
Units issued pursuant to Distribution Reinvestment Plan	19,669	—	49,260	—
Total units outstanding at September 30, 2015	26,261,305	67,088,022	26,261,305	67,088,022

At September 30, 2016, the weighted average number of Trust Units outstanding was 26,327,139 (compared to 26,246,958 for the year ended December 31, 2015).

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and in any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Brookfield Canada Office Properties	23

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

The following tables present distributions declared to Trust unitholders and non-controlling interest for the three and nine months ended September 30, 2016 and September 30, 2015.

	Three months ended Sept. 30, 2016		Nine months ended Sept. 30, 2016
(Millions, except per unit amounts)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.7	$14.7	$64.6	$165.2
Payable as of September 30, 2016	2.9	7.3	2.9	7.3
Total	8.6	22.0	67.5	172.5
Per unit(1)	$0.33	$0.33	$0.97	$0.97

(1)	Excludes special distribution of $149.3 million or $1.60 per Trust unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

	Three months ended Sept. 30, 2015		Nine months ended Sept. 30, 2015
(Millions, except per unit amounts)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.4	$13.9	$21.5	$55.5
Payable as of September 30, 2015	2.7	6.9	2.7	6.9
Total	8.1	20.8	24.2	62.4
Per unit	$0.31	$0.31	$0.93	$0.93

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions and dispositions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered by construction loans; and
•	fund investing activities, which could include:
•	discretionary capital expenditures;
•	property acquisitions; and
•	repurchases of our units.

24	Q3/2016 Interim Report

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating, investing, and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, divestiture of non-core assets, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Brookfield Canada Office Properties	25

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, development costs and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operating activities;
•	credit facilities and refinancing opportunities;
•	construction loans; and
•	divestiture of commercial properties.

Our investment property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance investment property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At September 30, 2016, our available liquidity consists of $59.6 million of cash on hand, and $305.0 million of undrawn capacity on our corporate credit facility.

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of September 30, 2016, our weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 6.4%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long-term 9.0% return on equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculations of the financial models, market returns and historic returns achieved by the Trust, management believes that the long-term 9.0% return is an appropriate benchmark.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Sept. 30, 2016	Dec. 31, 2015	Sept. 30, 2016	Dec. 31, 2015
Liabilities
Investment property and corporate debt	3.8%	3.8%	$2,780.1	$2,838.5
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	726.5	682.8
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,846.6	1,748.6
Total	6.4%	6.2%	$5,353.2	$5,269.9

(1)	Total weighted-average cost of capital is calculated on the weighted average of underlying value.
(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the Toronto Stock Exchange.
(3)	Assumes a long-term 9.0% return on equity for September 30, 2016 and December 31, 2015.

26	Q3/2016 Interim Report

OPERATING RESULTS

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

The following table represents operating results in accordance with IFRS:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2016	2015	2016	2015
Commercial property revenue	$128.9	$128.3	$385.8	$382.2
Direct commercial property expense	64.6	68.8	194.0	195.7
	64.3	59.5	191.8	186.5
Interest expense	22.6	21.0	68.8	62.9
General and administrative expense	6.1	5.6	18.9	17.7
Income before fair value (losses) gains	35.6	32.9	104.1	105.9
Fair value (losses) gains	(61.1)	17.4	(72.8)	86.7
Net (loss) income and comprehensive (loss) income	$(25.5)	$50.3	$31.3	$192.6
Net (loss) income and comprehensive (loss) income attributable to:
Unitholders	$(7.1)	$14.1	$8.8	$53.9
Non-controlling interest	(18.4)	36.2	22.5	138.7
	$(25.5)	$50.3	$31.3	$192.6
Net (loss) income per Trust unit	$(0.27)	$0.54	$0.33	$2.06

COMMERCIAL PROPERTY REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $128.9 million and $385.8 million for the three and nine months ended September 30, 2016 (compared to $128.3 million and $382.2 million during the same periods in 2015). The increase is primarily due to incremental base rents and recoveries from Bay Adelaide East, higher base rents and recoveries at Bay Adelaide West, Exchange Tower, First Canadian Place and Queen’s Quay Terminal; offset by loss of base rents and recoveries from the sale of Royal Centre and HSBC building in the prior year, as well as lower base rents and recoveries related to expiries at Fifth Avenue Place.

The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2016	2015	2016	2015
Rental revenue	$122.3	$128.0	$371.3	$379.7
Non-cash rental revenue	5.7	0.1	12.5	1.3
Lease termination and other income	0.9	0.2	2.0	1.2
Commercial property revenue	$128.9	$128.3	$385.8	$382.2

Our strategy of owning premier properties in high-growth, and, in many instances, supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. We feel confident with our current rollover exposure, which is the percentage of our total managed space currently scheduled to expire, and are focused on working toward renewals on expiries and backfilling vacant spaces in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Brookfield Canada Office Properties	27

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. During the nine months ended September 30, 2016, approximately 64% of our leases executed had rent escalation clauses. On average, these escalation clauses will increase rent annually by 0.9% over the terms of the respective leases. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2016, we recognized $5.7 million and $12.5 million of non-cash rental revenue, respectively (compared to $0.1 million and $1.3 million of non-cash rental revenue during the same periods in 2015). Direct commercial property expenses, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $64.6 million and $194.0 million for the three and nine months ended September 30, 2016, respectively (compared to $68.8 million and $195.7 million during the same periods in 2015).

28	Q3/2016 Interim Report

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate ended the quarter at 94.0%. At September 30, 2016, average in-place net rent throughout the portfolio was $30 per square foot, compared with an average market net rent of $27 per square foot.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of September 30, 2016:

		Avg.	Avg. In-Place(1)	Avg. Market(2)
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	9,264	7.2	30	32
Ottawa, Ontario	1,730	7.1	20	18
Calgary, Alberta	5,633	10.0	32	23
Other	3	—	—	—
Total	16,630	8.1	30	27

(1)	Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases.
(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year.

A summary of current and historical occupancy levels at September 30 for the past two years is as follows:

	Sept. 30, 2016		Sept. 30, 2015
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	9,264	95.1	8,240	94.3
Ottawa, Ontario	1,730	95.0	1,730	95.3
Calgary, Alberta	5,633	92.0	5,635	97.6
Vancouver, B.C.	—	—	581	91.6
Other	3	100.0	3	100.0
Total	16,630	94.0	16,189	95.5

During the nine months ended September 30, 2016, we leased 1,047,000 square feet of space, which included 600,000 square feet of new leasing, and 447,000 square feet of renewals, compared to expiries of 1,132,000 square feet and accelerated expiries of 76,000 square feet. The overall average leasing net rent was $33 per square foot, compared to an average expiring net rent of $29 per square foot. At September 30, 2016, the average leasing net rent related to new and renewed leases was $32 per square foot and $35 per square foot, respectively.

Leasing highlights:

•	An 11-year, 140,000-square foot new lease with Bank of Nova Scotia at Brookfield Place Calgary East
•	A 10-year, 109,000-square foot renewal with McMillan LLP at Brookfield Place Toronto
•	An 11-year, 38,000-square foot new lease with Ecobee Inc. at Queen's Quay Terminal
•	A 10-year, 34,000-square foot new lease with Colliers Macaulay Nicolls at Brookfield Place Toronto
•	A one-year, 28,000-square foot renewal with Public Works and Government Services Canada at Place de Ville I
•	Two 10-year new and renewal deals totaling 45,000-square feet at Bankers Hall

Brookfield Canada Office Properties	29

The details of our leasing activity for the nine months ended September 30, 2016, are as follows:

		Activities during the nine months ended September 30, 2016
			Average(2)			Year One(3)	Average(4)
	Dec. 31, 2015		Expiring	Leasing		Leasing	Leasing	Transfer/ (5)	Sept. 30, 2016
(000's Sq. Ft.)	Leased(1)	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	Disposition	Leased
Toronto, Ontario	8,807	(797)	$32	405	393	$34	$35	—	8,808
Ottawa, Ontario	1,650	(44)	16	10	28	16	16	—	1,644
Calgary, Alberta	5,480	(366)	25	45	25	21	22	—	5,184
Vancouver, B.C.	545	(1)	50	—	1	50	50	(545)	—
Other	3	—	—	—	—	—	—	—	3
Total Leasing	16,485	(1,208)	$29	460	447	33	33	(545)	15,639

Development	1,000	—	—	140	—	—	—	—	1,140

(1)	Restated for re-measurements.
(2)	Represents net rent in the final year.
(3)	Year one leasing net rent is the rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods.
(4)	Average leasing net rent is the average rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but including the impact of straight-lining rent escalations or amortization of free rent periods.
(5)	Represents the disposition of Royal Centre in Q1 2016.

Additionally, during the nine months ended September 30, 2016, tenant improvements and leasing costs related to leasing activity that occurred averaged $9.01 per square foot, of which $12.70 per square foot and $5.19 per square foot related to new and renewed leases, respectively, compared to $10.32 per square foot during the same prior year period.

INTEREST EXPENSE

Interest expense totaled $22.6 million and $68.8 million during the three and nine months ended September 30, 2016, respectively (compared to $21.0 million and $62.9 million during the same periods in 2015). The increase is due to a lower capitalized imputed interest on our development properties as a result of the transfer of Bay Adelaide East into an income producing property in Q4 2015; offset by a lower outstanding balance on the revolving corporate facility and the reduction of interest due to the sales of HSBC Building and Royal Centre in Q3 2015 and Q1 2016, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $6.1 million and $18.9 million during the three and nine months ended September 30, 2016 (compared to $5.6 million and $17.7 million during the same periods in 2015).

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE (LOSSES) GAINS

During the three and nine months ended September 30, 2016, the Trust recognized a fair value loss of $61.1 million and $72.8 million, respectively (compared to $17.4 million and $86.7 million of fair value gains during the same periods in 2015). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates. Our investment property valuations have decreased from December 31, 2015 due to changes in market parameters and rental rate assumptions primarily for the Calgary portfolio to reflect current market conditions including the leveraging of rental curves for future leases.

30	Q3/2016 Interim Report

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, adjusted funds from operations and total equity per unit. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, adjusted funds from operations and total equity per unit; therefore, they are unlikely to be comparable to similar measures presented by other entities.

Brookfield Canada Office Properties	31

Commercial property net operating income

Commercial property net operating income is defined by us as adjusted commercial property revenue net of direct property operating expenses, including property administration costs that have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value (losses) gains. Included in adjusted commercial property revenue and revaluation (losses) gains is the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value (losses) gains. Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Funds from Operations

Funds from operations or "FFO" is defined by us as net income prior to transactions costs, revaluation (losses) gains which include the impact of rental payments received from the related party lease as described below, and certain other non-cash items, if any. FFO does not represent or approximate cash generated from operating activities and is determined in accordance with the REALPAC FFO white paper for IFRS issued in April 2014 as well as the inclusion of all adjustments that are outlined in the NAREIT, except for the inclusion of the rental lease payments.

Adjusted Funds from Operations

Adjusted funds from operations or “AFFO” is defined by us as FFO net of actual second-generation leasing commissions and tenant improvements, actual maintaining value capital expenditures, and straight-line rental income. AFFO is a widely used measure used to assess an entity’s ability to pay distributions.

Total Equity per Unit

Total equity per unit represents the book value of our total equity divided by total units outstanding. We believe that total equity per unit is an important measure of our current financial position because it reflects our total equity adjusted for all inflows and outflows, including FFO and changes in the value of our investment properties.

RECONCILIATION OF ADJUSTED COMMERCIAL PROPERTY REVENUE AND REVALUATION (LOSSES) GAINS

As part of the Trust's acquisition of Bay Adelaide East from BOPI on an "as-if-completed-and-stabilized basis", the parties entered into a lease arrangement, whereby the Trust would receive supplemental payments from BOPI that would result in the Trust receiving the net operating cash flows reflective of stabilized 95% occupancy at the property, which is expected to occur in 2017.

Management has adjusted commercial property revenue and revaluation (losses) gains to reflect the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value (losses) gains. We believe the inclusion of the rental lease payments, net of non-cash rental revenue, is important to help investors understand the contracted economics of the Bay Adelaide East acquisition on an "as-if-completed-and-stabilized basis" and the related recurring operating cash flows generated pursuant to that arrangement.

The following table is a reconciliation of the adjusted commercial property revenue and revaluation (losses) gains.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2016	2015	2016	2015
Commercial property revenue per IFRS	$128.9	$128.3	$385.8	$382.2
Add:
Impact of rental payments received from related party lease	2.5	—	12.5	—
Adjusted commercial property revenue	131.4	128.3	398.3	382.2

Fair value (losses) gain per IFRS	(61.1)	17.4	(72.8)	86.7
Deduct:
Impact of rental payments received from related party lease	(2.5)	—	(12.5)	—
Revaluation (losses) gains	$(63.6)	$17.4	$(85.3)	$86.7

32	Q3/2016 Interim Report

COMMERCIAL PROPERTY NET OPERATING INCOME

Commercial Property NOI by City

for the nine months ended September 30, 2016 (in $millions)

Commercial property net operating income includes adjusted commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. One of the ways in which we evaluate performance is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results would exclude properties acquired or sold during each period, as well as significant lease termination and other income (charges) amounts that are non-recurring.

Our commercial property net operating income for the three and nine months ended September 30, 2016, was $66.8 million and $204.3 million, respectively (compared to $59.5 million and $186.5 million during the same periods in 2015). The increase is primarily due to incremental net operating income at Bay Adelaide East, higher base rent and recoveries related to new deals at Bay Adelaide West, Exchange Tower, First Canadian Place and Queen’s Quay Terminal; offset by loss of net operating income due to the sale of Royal Centre and HSBC Building and lower base rent and recoveries related to expiries at Fifth Avenue Place.

The components of commercial property net operating income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2016	2015	2016	2015
Adjusted commercial property revenue (1)	$131.4	$128.3	$398.3	$382.2
Direct commercial property expense	64.6	68.8	194.0	195.7
Total	$66.8	$59.5	$204.3	$186.5

(1)	Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 23.

Same commercial property operation highlights are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2016	2015	2016	2015
Commercial property net operating income – same property	$58.7	$57.4	$176.5	$172.3
Commercial property net operating income – development transferred	7.8	2.5	25.0	7.0
Commercial property net operating income – property sold during period (1)	—	3.8	1.5	11.6
Lease termination and other income (charges)	0.3	(4.2)	1.3	(4.4)
Total	$66.8	$59.5	$204.3	$186.5

(1)	Royal Centre in Vancouver sold in Q1 2016 and 151 Yonge St. and HSBC Building in Toronto sold in Q1 and Q3 2015, respectively.

Brookfield Canada Office Properties	33

RECONCILIATION OF COMMERCIAL PROPERTY NET OPERATING INCOME TO NET (LOSS) INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2016	2015	2016	2015
Commercial property net operating income	$66.8	$59.5	$204.3	$186.5
Add (deduct):
Revaluation (losses) gains(1)	(63.6)	17.4	(85.3)	86.7
General and administrative expense	(6.1)	(5.6)	(18.9)	(17.7)
Interest expense	(22.6)	(21.0)	(68.8)	(62.9)
Net (loss) income	$(25.5)	$50.3	$31.3	$192.6

(1)	Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 23.

RECONCILIATION OF NET (LOSS) INCOME TO FUNDS FROM OPERATIONS

Funds from operations was $0.41 and $1.26 per unit during the three and nine months ended September 30, 2016, respectively (compared to $0.36 and $1.15 per unit during the same periods in 2015).

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2016	2015	2016	2015
Net (loss) income	$(25.5)	$50.3	$31.3	$192.6
Add (deduct):
Revaluation (losses) gains(1)	63.6	(17.4)	85.3	(86.7)
Amortization of lease incentives	0.4	0.5	1.1	1.4
Funds from operations	$38.5	$33.4	$117.7	$107.3
Funds from operations attributable to unitholders	10.8	9.4	33.0	30.0
Funds from operations attributable to non-controlling interest	27.7	24.0	84.7	77.3
	$38.5	$33.4	$117.7	$107.3
Weighted average Trust Units outstanding	26.3	26.2	26.3	26.2
Funds from operations per Trust unit	$0.41	$0.36	$1.26	$1.15

(1)	Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 23.

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $0.35 and $1.02 per unit during the three and nine months ended September 30, 2016, respectively (compared to $0.27 and $0.80 per unit during the same periods in 2015).

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2016	2015	2016	2015
Funds from operations	$38.5	$33.4	$117.7	$107.3
Deduct:
Straight-line rental income	(1.5)	(0.6)	(4.1)	(2.7)
Second-generation leasing commissions and tenant improvements	(2.9)	(6.9)	(15.6)	(24.8)
Maintaining value capital expenditures	(1.8)	(0.9)	(2.5)	(4.8)
Adjusted funds from operations	$32.3	$25.0	$95.5	$75.0
Adjusted funds from operations attributable to unitholders	9.0	7.0	26.7	21.0
Adjusted funds from operations attributable to non-controlling interest	23.3	18.0	68.8	54.0
	$32.3	$25.0	$95.5	$75.0
Weighted average Trust Units outstanding	26.3	26.2	26.3	26.2
Adjusted funds from operations per Trust Unit	$0.35	$0.27	$1.02	$0.80
Trust unit distribution declared	$0.33	$0.31	$0.97	$0.93
Distribution ratio	94%	115%	95%	116%

AFFO is calculated by adjusting FFO for straight-line rental income, actual second-generation leasing commissions and tenant improvements, and actual maintaining value capital expenditures for maintaining the infrastructure and current rental revenues of our properties. Actual expenditures will vary from period to period and at times could be materially different depending on the timing of leasing activities and capital plans. As a result, AFFO will experience volatility when comparing period-over-period results. Due to the volatile nature of AFFO, we believe that it is important to compare the actual results with historic and projected averages of leasing costs and maintaining value capital expenditures in order to determine the effects of a full office leasing cycle. Our 5-year historic average reflects the actual leasing activities completed, while the 10-year average projections reflect our leasing expiry profile. We also believe that these averages will provide insight to determining the normalized distribution payout ratio and growth in adjusted funds from operations.

34	Q3/2016 Interim Report

The historic and projected averages are as follows:

	Annual amount
	5-year	10-year
(Millions)	historical average	average plan
Second generation
Leasing commissions	$9.3	$6.3
Tenant improvements	19.7	13.9
Maintaining value capital expenditures	6.5	5.6

There is no standard industry defined measure of AFFO; therefore, our methodology of calculating AFFO will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FLOWS PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2016	2015	2016	2015
Cash flows provided by operating activities	$36.8	$27.7	$129.8	$100.4
Add (deduct):
Working capital and other	(1.0)	2.8	(20.3)	(0.4)
Leasing commissions and tenant inducements	1.9	3.3	6.4	7.1
Amortization of deferred financing costs	(0.7)	(1.0)	(2.3)	(2.5)
Second-generation leasing commissions and tenant improvements	(2.9)	(6.9)	(15.6)	(24.8)
Maintaining value capital expenditures	(1.8)	(0.9)	(2.5)	(4.8)
Adjusted funds from operations	$32.3	$25.0	$95.5	$75.0

Brookfield Canada Office Properties	35

QUARTERLY RESULTS

The results by quarter are as follows:

	2016			2015				2014
(Millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Adjusted commercial property revenue (1)	$131.4	$131.3	$135.6	$134.7	$128.3	$126.3	$127.6	$134.8
Commercial property net operating income	66.8	68.8	68.7	64.8	59.5	63.2	63.8	67.9
Interest expense	22.6	22.4	23.8	21.4	21.0	20.8	21.1	22.0
Funds from operations	38.5	40.2	39.0	38.5	33.4	36.8	37.1	40.6
Adjusted funds from operations	32.3	30.1	33.1	19.6	25.0	21.4	28.6	21.7
Net (loss) income	(25.5)	45.8	11.0	158.8	50.3	83.6	58.7	25.8
Net (loss) income per Trust unit	$(0.27)	$0.49	$0.12	$1.70	$0.54	$0.90	$0.63	$0.28

(1)	Refer to Reconciliation of adjusted commercial property revenue and revaluation (losses) gains on page 23.

36	Q3/2016 Interim Report

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” on page 29) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 29 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 18 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 28.5% of our outstanding investment property and corporate debt at September 30, 2016 is floating-rate debt (December 31, 2015 – 28.7%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $7.9 million on an annual basis or $0.09 per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. There is no fixed rate debt maturing within one year.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

Brookfield Canada Office Properties	37

We currently have a level of indebtedness for the Trust of 46.3% of the fair market value of our commercial and development properties. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by industry type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 11.1% of total leasable area and 7.0% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings. The Trust directs special attention to the credit quality of our tenants in order to ensure the long-term sustainability of rental revenues through economic cycles. Once a lease has been signed, the Trust proactively monitors the financial performance of significant tenants on a regular basis and reviews the status of arrears. The Trust regularly monitors indicators of increased risk within its tenant portfolio and maintains a formalized tenant credit report to identify natural changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our commercial properties portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2016	2017	2018	2019	2020	2021	Beyond	Year of Expiry(2)	Total	% of Sq. Ft.(3)
1	Government and Related Agencies	Toronto, Ottawa	AAA			292	89		562	903	2023/2029	1,846	11.1%
2	Suncor Energy Inc.	Calgary	A-							1,332	2028	1,332	8.0%
3	Bank of Montreal	Toronto, Calgary	A+	17		27			5	1,071	2023/2024	1,120	6.6%
4	Deloitte LLP	Toronto, Calgary	Not Rated							575	Various	575	3.5%
5	Canadian Natural Resources	Calgary	BBB+							531	2026	531	3.2%
6	Repsol Oil & Gas (Talisman Energy)	Calgary	BBB-							446	2025	446	2.7%
7	Enbridge Inc.	Calgary	BBB+							401	2028	401	2.4%
8	Bennett Jones	Toronto, Calgary	Not Rated						150	173	2027	323	1.9%
9	CIBC	Toronto, Calgary	A+					160		151	2026/2053	311	1.9%
10	Royal Bank	Toronto, Calgary	AA-	12			17	3	37	235	Various	304	1.8%
11	KPMG Management Services LP	Toronto	Not Rated							297	2025	297	1.8%
12	Osler, Hoskin & Harcourt	Toronto	Not Rated							199	2030	199	1.2%
13	Goodmans LLP	Toronto	Not Rated							182	2026	182	1.1%
14	Toronto Stock Exchange	Toronto	Not Rated			131		7		42	2023	180	1.1%
15	The Bay	Toronto	B+				164	15				179	1.1%
16	Borden Ladner Gervais LLP	Toronto	Not Rated							177	2032	177	1.1%
17	Gowlings Canada Inc.	Toronto	Not Rated					170				170	1.0%
18	The Manufacturers Life Insurance	Toronto	AA-							169	2022	169	1.0%
19	Fasken Marteneau	Toronto	Not Rated							165	2030	165	1.0%
20	Cenovus	Calgary	BBB					163				163	1.0%
	Total			29	—	450	270	518	754	7,049		9,070	54.5%
	Total %			0.3%	—%	5.0%	3.0%	5.7%	8.3%	77.7%		100.0%

(1)	From S&P.
(2)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column.
(3)	Percentage of total leasable area of commercial properties, prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 3.2%, on average, of our leases mature annually up to and including 2019. Our portfolio has a weighted-average lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

38	Q3/2016 Interim Report

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2016.

(000’s Sq. Ft.)	Currently Available	2016	2017	2018	2019	2020	2021	2022	2023 & Beyond	Leasable	Parking	Total
Toronto, Ontario	456	19	184	562	530	1,090	659	870	4,894	9,264	1,706	10,970
Ottawa, Ontario	85	1	11	34	86	9	574	19	911	1,730	804	2,534
Calgary, Alberta	450	22	44	140	82	279	122	373	4,121	5,633	1,194	6,827
Other	—	—	—	—	1	—	—	—	2	3	—	3
Total	991	42	239	736	699	1,378	1,355	1,262	9,928	16,630	3,704	20,334
% of total	6.0%	0.3%	1.4%	4.4%	4.2%	8.3%	8.1%	7.6%	59.7%	100.0%	—%	100.0%

Brookfield Canada Office Properties	39

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or waste present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell or our ability to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years.

INSURANCE RISKS

We maintain insurance on our commercial properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of $1.5 billion.

With respect to our commercial properties, we purchase an insurance policy that covers acts of terrorism for limits up to $1.5 billion.

40	Q3/2016 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CRITCAL ACCOUNTING POLICIES

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2015, except for the adoption of the amendment to the accounting for acquisitions of interests in joint operations as discussed below.

ADOPTION OF ACCOUNTING STANDARDS

The Trust adopted Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”, effective for periods beginning on or after January 1, 2016.  The amendments add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The Trust has evaluated the impact to the condensed consolidated interim financial statements and concluded that no change to its current treatment is required.

FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the Trust expects to adopt in the future:

Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue Recognition”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2018 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

Financial Instruments

On July 25, 2014, the IASB issued its final version of IFRS 9, “Financial Instruments”. IFRS 9, as amended, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, "Leases". The new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represent those transactions. IFRS 16 supersedes IAS 17 "Leases" and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 "Revenue from Contracts with Customers" has also been applied. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

USE OF ESTIMATES

The preparation of our condensed consolidated interim financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Brookfield Canada Office Properties	41

On February 18, 2016, the Ontario Ministry of Finance published amendments to regulation 70/91 to the Land Transfer Act (Ontario) that may impact the transfers of partnership interests in prior fiscal years. The Trust is currently evaluating the impact of the amendments to its condensed consolidated interim financial statements.

42	Q3/2016 Interim Report

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions with related parties that have been measured at exchange value and are recognized in the condensed consolidated interim financial statements.

The Trust has entered into two service-support agreements with BOPM LP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the three and nine months ended September 30, 2016, are amounts paid to BOPM LP for property management services of $3.6 million and $10.8 million, respectively (compared to $3.4 million and $10.2 million during the same periods in 2015). Included in investment properties during the three and nine months ended September 30, 2016, are amounts paid to BOPM LP for leasing and construction services of $1.9 million and $4.2 million, respectively (compared to $2.3 million and $6.2 million during the same periods in 2015). Included in general and administrative expenses during the three and nine months ended September 30, 2016, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $5.5 million and $16.1 million, respectively (compared to $4.9 million and $14.9 million during the same periods in 2015).

The Trust entered into a lease arrangement with BOPI where during the three and nine months ended September 30, 2016, rental payments, net of non-cash revenue recognized under IFRS, of $2.5 million and $12.5 million, respectively were received pursuant to the related party lease (compared to $nil during the same period in 2015). Refer to "Reconciliation of adjusted commercial property revenue and revaluation (losses) gains" on page 23 of the MD&A for details.

Included in fair value (losses) gains during the three and nine months ended September 30, 2016 is $nil and $0.7 million, respectively paid to a subsidiary of Brookfield Asset Management Inc. ("BAM") for services provided for the disposition of Royal Centre during the three months ended March 31, 2016.

Included in rental revenues during the three and nine months ended September 30, 2016, are amounts received from BAM, the ultimate parent of BOPI, and its affiliates of $2.9 million and $8.6 million, respectively (compared to $2.2 million and $6.7 million during the same periods in 2015). Included in investment properties during the three and nine months ended September 30, 2016, are amounts paid to a subsidiary of BAM of $3.8 million and $17.6 million, respectively (compared to $16.0 million and $68.0 million included in commercial developments during the same periods in 2015) pursuant to a contract to construct Bay Adelaide East.

Brookfield Canada Office Properties	43

Condensed Consolidated Interim Balance Sheets

(Unaudited)
(Millions) (CDN$)	Note	Sept. 30, 2016	Dec 31, 2015
Assets
Non-current assets
Investment properties
Commercial properties	5, 6	$5,353.0	$5,805.1
Commercial development	5	649.3	462.7
		6,002.3	6,267.8
Current assets
Tenant and other receivables	7	13.3	23.8
Other assets	8	6.3	7.3
Cash and cash equivalents		59.6	57.6
		79.2	88.7
Total assets		$6,081.5	$6,356.5

Liabilities
Non-current liabilities
Investment property and corporate debt	9	$2,734.5	$2,560.1
Current liabilities
Investment property and corporate debt	9	45.6	278.4
Accounts payable and other liabilities	10	173.1	185.0
		218.7	463.4
Total liabilities		2,953.2	3,023.5

Equity	12
Unitholders’ equity		869.1	923.8
Non-controlling interest		2,259.2	2,409.2
Total equity		3,128.3	3,333.0
Total liabilities and equity		$6,081.5	$6,356.5

See accompanying notes to the condensed consolidated interim financial statements.

44	Q3/2016 Interim Report

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited)		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts) (CDN$)	Note	2016	2015	2016	2015
Commercial property revenue	13 (a)	$128.9	$128.3	$385.8	$382.2
Direct commercial property expense	13 (b), 16	64.6	68.8	194.0	195.7
Interest expense	13 (b)	22.6	21.0	68.8	62.9
General and administrative expense	13 (b), 16	6.1	5.6	18.9	17.7
Income before fair value (losses) gains		35.6	32.9	104.1	105.9
Fair value (losses) gains	5, 16	(61.1)	17.4	(72.8)	86.7
Net (loss) income and comprehensive (loss) income		$(25.5)	$50.3	$31.3	$192.6

Net (loss) income and comprehensive (loss) income attributable to:
Unitholders		$(7.1)	$14.1	$8.8	$53.9
Non-controlling interest		(18.4)	36.2	22.5	138.7
		$(25.5)	$50.3	$31.3	$192.6
Net (loss) income per Trust unit – basic and diluted		$(0.27)	$0.54	$0.33	$2.06

See accompanying notes to the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	45

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)		Nine months ended Sept. 30
(Millions) (CDN$)	Note	2016	2015
Trust Units
Balance at beginning of period		$554.4	$553.4
Repurchase of Trust Units	12	—	(0.1)
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	11	4.0	1.3
Balance at end of period		558.4	554.6
Contributed surplus
Balance at beginning and end of period		2.9	3.1
Retained earnings
Balance at beginning of period		366.5	300.2
Net income and comprehensive income		8.8	53.9
Distributions	11	(67.5)	(24.2)
Balance at end of period		307.8	329.9
Total unitholders’ equity		$869.1	$887.6

Non-controlling interest
Balance at beginning of period		$2,409.2	$2,239.6
Net income and comprehensive income		22.5	138.7
Distributions	11	(172.5)	(62.4)
Balance at end of period		2,259.2	2,315.9
Total equity		$3,128.3	$3,203.5

See accompanying notes to the condensed consolidated interim financial statements.

46	Q3/2016 Interim Report

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)		Nine months ended Sept. 30
(Millions) (CDN$)	Note	2016	2015
Operating activities
Net income		$31.3	$192.6
Add (deduct):
Non-cash rental revenue	13 (a)	(12.5)	(1.3)
Amortization of deferred financing costs		2.3	2.5
Leasing commissions and tenant inducements		(6.4)	(7.1)
Fair value losses (gains)	5, 16	72.8	(86.7)
Interest expense		68.8	62.9
Interest paid		(86.4)	(87.6)
Other working capital		59.9	25.1
Cash flows provided by operating activities		129.8	100.4

Investing activities
Disposition of commercial property	6	422.4	105.7
Capital expenditures – commercial properties		(51.1)	(36.9)
Capital expenditures – commercial developments		(202.9)	(198.5)
Cash flows provided by (used in) investing activities		168.4	(129.7)

Financing activities
Investment and development property debt arranged		265.0	191.1
Investment property debt repayments	6	(137.8)	—
Investment property debt amortization		(39.0)	(42.0)
Corporate debt arranged		70.0	67.0
Corporate debt repayments		(219.0)	(110.0)
Repurchase of Trust units	12	—	(0.1)
Trust unit distributions paid	17	(63.3)	(22.9)
Class B LP unit distributions paid	17	(172.1)	(62.4)
Cash flows (used in) provided by financing activities		(296.2)	20.7
Increase (decrease) in cash and cash equivalents		2.0	(8.6)
Cash and cash equivalents, beginning of period		57.6	58.9
Cash and cash equivalents, end of period		$59.6	$50.3

See accompanying notes to the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	47

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario, Canada and created pursuant to a declaration of trust dated March 19, 2010 and amended and restated February 24, 2012. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of Brookfield Office Properties Inc. (“BOPI”), which owns an aggregate equity interest in the Trust of 57.2% as of September 30, 2016 consisting of 79.5% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. In addition, BOPI’s parent company, Brookfield Property Partners LP (“BPY”), directly owns an aggregate equity interest in the Trust of 26.0% consisting of 40.3% of the issued and outstanding units of BOX (“Trust Units”) and 20.5% of the Class B LP Units. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, and Calgary. The registered and operating office of the Trust is Brookfield Place Toronto, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2015, except for the adoption of the amendment to the accounting for acquisitions of interests in joint operations as discussed below. The financial statements have been presented in Canadian dollars rounded to the nearest million unless otherwise indicated. These interim financial statements should be read in conjunction with the Trust’s consolidated financial statements for the year ended December 31, 2015.

(b)	Estimates

The preparation of the financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Trust’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the Trust’s consolidated financial statements for the year ended December 31, 2015.

On February 18, 2016, the Ontario Ministry of Finance published amendments to regulation 70/91 to the Land Transfer Act (Ontario) that may impact the transfers of partnership interests in prior fiscal years. The Trust is currently evaluating the impact of the amendments to its condensed consolidated interim financial statements.

NOTE 3: ADOPTION OF ACCOUNTING STANDARD

The Trust adopted Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”, effective for periods beginning on or after January 1, 2016.  The amendments add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The Trust has evaluated the impact to the condensed consolidated interim financial statements and concluded that no change to its current treatment is required.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

(a)	Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue Recognition”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2018 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

48	Q3/2016 Interim Report

(b)	Financial Instruments

On July 25, 2014, the IASB issued its final version of IFRS 9, “Financial Instruments”. IFRS 9, as amended, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

(c)	Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, "Leases". The new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represent those transactions. IFRS 16 supersedes IAS 17 "Leases" and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 "Revenue from Contracts with Customers" has also been applied. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

NOTE 5: INVESTMENT PROPERTIES

	Nine months ended		Year ended
	September 30, 2016		December 31, 2015
(Millions)	Commercial properties	Commercial development	Commercial properties	Commercial developments
Balance at beginning of period	$5,805.1	$462.7	$5,131.7	$670.7
Additions:
Capital expenditures and tenant improvements	49.2	186.6	48.6	300.3
Leasing commissions	3.7	—	15.1	0.6
Tenant inducements	0.2	—	0.7	—
Reclassification of commercial development, net	—	—	508.9	(508.9)
Investment property disposition	(422.4)		(108.8)	—
Fair value (losses) gains	(72.8)	—	207.9	—
Other changes(1)	(10.0)		1.0
Balance at end of period	$5,353.0	$649.3	$5,805.1	$462.7

(1)	Included in other changes for the nine months ended ended September 30, 2016 is $22.0 million of rental payments received from a related party lease. Refer to Note 16-Related-Party Transactions for details.

(a) Fair value of investment properties

The Trust determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were determined by discounting the expected future cash flows, generally over a weighted-average term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial development under active development is measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external valuation professionals.

Brookfield Canada Office Properties	49

The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	September 30, 2016			December 31, 2015
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.00%	6.00%	6.10%	7.00%	6.00%	6.13%
Terminal cap rate	6.50%	5.25%	5.46%	6.50%	5.25%	5.51%
Hold period (yrs)	15	10	11	15	10	11

Western region
Discount rate	6.75%	6.25%	6.37%	6.75%	4.75%	6.01%
Terminal cap rate	6.25%	6.00%	6.07%	6.25%	3.53%	5.46%
Hold period (yrs)	10	10	10	11	10	10

A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $90.9 million and $135.7 million or 1.7% and 2.5%, respectively, at September 30, 2016.

50	Q3/2016 Interim Report

(b) Development activities

During the fourth quarter of 2014, the Trust acquired Brookfield Place Calgary East from its parent company, BOPI, for an aggregate total investment of $966.3 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BOPI retains the development obligations including construction, lease-up and financing. As part of the acquisition, the Trust formed an independent committee and engaged third-party advisors to evaluate the fairness of the transaction. The assets, liabilities and earnings from Brookfield Place Calgary East have been included in the condensed consolidated interim financial statements commencing from October 14, 2014.

The following table summarizes the details of the transaction:

(Millions)	Brookfield Place Calgary East
Initial acquisition price	$245.5
Up-front equity commitment	81.8
First mortgage construction loan	575.0
Final payment due to BOPI on stabilization(1)	64.0
Aggregate total investment	$966.3

(1)	Subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2018.

As part of the Brookfield Place Calgary East acquisition, the title to Brookfield Place Calgary West ("BPCW") was also transferred to the Trust because the development site is currently under one legal title. However, the acquisition agreements provide that all economic benefits and obligations of BPCW remain with BOPI. BOPI has also agreed to indemnify the Trust for all current liabilities, future costs and obligations in respect of BPCW. As part of the transaction, the Trust entered into a separate agreement to sell BPCW back to BOPI upon the City of Calgary approving the severance of the east and west parcels, which is anticipated to occur by the end of 2017. Accordingly, the Trust has not reflected the value of the BPCW site and related debt of the same amount in the financial statements.

During the three and nine months ended September 30, 2016, the Trust capitalized a total of $58.9 million and $186.6 million, respectively (compared to $73.7 million and $215.5 million during the same periods in 2015) of costs related to commercial developments. Included in this amount during the three and nine months ended September 30, 2016, is $1.4 million and $4.7 million, respectively (compared to $2.7 million and $9.0 million during the same periods in 2015) of property taxes and other related costs and $4.8 million and $13.0 million, respectively (compared to $7.2 million and $20.6 million during the same periods in 2015) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs on commercial developments was 3.9%.

NOTE 6: INVESTMENT PROPERTY DISPOSITION

On February 29, 2016, the Trust closed on the sale of its 100% interest in Royal Centre in Vancouver generating net proceeds of $284.6 million.

(Millions)	2016
Sale proceeds	$427.5
Selling costs	(5.1)
Investment property disposition	422.4
Repayment of mortgage	(137.8)
Net sale proceeds	$284.6

NOTE 7: TENANT AND OTHER RECEIVABLES

As of September 30, 2016, $0.6 million of the Trust’s balance of accounts receivable is over 90 days past due (compared to $0.2 million at December 31, 2015).

The Trust’s maximum exposure to credit risk associated with tenant and other receivables is equivalent to its carrying value. Credit risk related to tenant receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The Trust maintains a portfolio that is diversified by industry type so that exposure to a particular sector is lessened. Currently no one tenant represents more than 7.0% of commercial property revenue. This risk is further managed by attempting to sign long-term leases with tenants who have investment grade credit ratings.

Brookfield Canada Office Properties	51

NOTE 8: OTHER ASSETS

At September 30, 2016, the Trust’s balance of other assets is comprised of prepaid expenses and other assets of $6.3 million (compared to $7.3 million at December 31, 2015).

NOTE 9: INVESTMENT PROPERTY AND CORPORATE DEBT

	Sept. 30, 2016		Dec. 31, 2015
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Investment property debt – fixed rate	4.27%	$1,986.8	4.27%	$2,024.1
Investment property and corporate debt – floating rate	2.62%	793.3	2.49%	814.4
Total investment property and corporate debt	3.80%	$2,780.1	3.76%	$2,838.5

Current		$45.6		$278.4
Non-current		2,734.5		2,560.1
Total debt		$2,780.1		$2,838.5

The Trust’s secured investment property and corporate debt is non-recourse to the Trust with the exception of $137.3 million at September 30, 2016 (compared to $97.3 million at December 31, 2015) which has limited recourse to the Trust and guarantees as discussed in Note 14(c).

The fair value of investment property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of September 30, 2016, the fair value of investment property and corporate debt exceeds the principal loan value of these obligations by $171.1 million (compared to an excess of $160.3 million at December 31, 2015).

During the third quarter of 2016, the Trust extended the $350 million revolving corporate credit facility with existing lenders for an additional year under the existing financial terms, maturing August 29, 2021.

NOTE 10: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Sept. 30, 2016	Dec. 31, 2015
Accounts payable and accrued liabilities	$160.6	$165.9
Accrued interest	12.5	19.1
Total	$173.1	$185.0

NOTE 11: DISTRIBUTIONS

The following tables present distributions declared for the nine months ended September 30, 2016 and September 30, 2015:

Nine months ended September 30, 2016
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$64.6	$165.2
Payable as of September 30, 2016	2.9	7.3
Total	$67.5	$172.5
Per unit(1)	$0.97	$0.97

(1)	Excludes special distribution of $149.3 million or $1.60 per Trust unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

Nine months ended September 30 2015
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$21.5	$55.5
Payable as of September 30, 2015	2.7	6.9
Total	$24.2	$62.4
Per unit	$0.93	$0.93

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the nine months ended September 30, 2016, $3,951,836 (dollars) or 141,034 Trust Units were issued through the DRIP, compared to $1,332,187 (dollars), or 49,260 Trust Units during the same period in 2015.

The Trust paid a special distribution of $149.3 million or $1.60 per Trust Unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

52	Q3/2016 Interim Report

NOTE 12: EQUITY

The components of equity are as follows:

(Millions)	Sept. 30, 2016	Dec. 31, 2015
Trust Units	$558.4	$554.4
Contributed surplus	2.9	2.9
Retained earnings	307.8	366.5
Unitholders’ equity	869.1	923.8
Non-controlling interest	2,259.2	2,409.2
Total	$3,128.3	$3,333.0

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of September 30, 2016, the Trust had a total of 26,391,378 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

The following tables summarize the changes in the units outstanding during the nine months ended September 30, 2016 and September 30, 2015:

Nine months ended September 30, 2016
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,250,344	67,088,022
Units issued pursuant to DRIP	141,034	—
Total units outstanding at September 30, 2016	26,391,378	67,088,022

Nine months ended September 30 2015
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,218,183	67,088,022
Units repurchased	(6,138)	—
Units issued pursuant to DRIP	49,260	—
Total units outstanding at September 30, 2015	26,261,305	67,088,022

For the nine months ended September 30, 2016, the weighted average number of Trust Units outstanding was 26,327,139 (compared to 26,246,958 for the year ended December 31, 2015).

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NOTE 13: REVENUE AND EXPENSES

(a)	Commercial property revenue

The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2016	2015	2016	2015
Rental revenue	$122.3	$128.0	$371.3	$379.7
Non-cash rental revenue	5.7	0.1	12.5	1.3
Lease termination and other income	0.9	0.2	2.0	1.2
Commercial property revenue	$128.9	$128.3	$385.8	$382.2

The Trust generally leases investment properties under operating leases with lease terms between five and 10 years, with options to extend up to five additional years.

(b) Expenses

The following represents an analysis of the nature of the expense included in direct commercial property expense, interest expense, and general and administrative expense:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2016	2015	2016	2015
Employee benefits (1)	$4.7	$5.1	$14.5	$14.6
Interest expense	22.6	21.0	68.8	62.9
Property maintenance	28.5	30.2	84.5	88.9
Real estate taxes	28.6	26.5	86.6	80.2
Ground rents	3.2	7.8	9.6	13.5
Asset management fees and other	5.7	4.8	17.7	16.2
Total expenses	$93.3	$95.4	$281.7	$276.3

(1)	Represent amounts paid to a subsidiary of Brookfield Asset Management Inc. ("BAM") for payroll services.

NOTE 14: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) As of September 30, 2016, the Trust had commitments totaling $148.6 million for Brookfield Place Calgary East development costs to third parties and $9.8 million for Bay Adelaide East development costs in Toronto, of which $8.5 million were with third parties.

(c) As of September 30, 2016, the Trust has guaranteed up to $350.0 million related to its revolving corporate credit facility, up to $50.0 million related to the construction loan on Bay Adelaide East and up to $60.0 million related to the construction loan on Brookfield Place Calgary East. As of September 30, 2016, the Trust has issued letters of credit of $0.9 million related to its revolving corporate credit facility.

(d) The Trust maintains insurance on its commercial properties in amounts and with deductibles that the Trust believes are in line with what owners of similar properties carry. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of $1.5 billion. With respect to its commercial properties, the Trust purchases an insurance policy that covers acts of terrorism for limits up to $1.5 billion.

NOTE 15: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada. The Trust identifies each investment property as an individual segment and has aggregated them into a single segment based on similarity in the nature of the product, tenants and operational processes.

54	Q3/2016 Interim Report

NOTE 16: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions with related parties that have been measured at exchange value and are recognized in the condensed consolidated interim financial statements.

The Trust has entered into two service-support agreements with Brookfield Office Properties Management LP (“BOPM LP”), a subsidiary of BOPI, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the three and nine months ended September 30, 2016, are amounts paid to BOPM LP for property management services of $3.6 million and $10.8 million, respectively (compared to $3.4 million and $10.2 million during the same periods in 2015). Included in investment properties during the three and nine months ended September 30, 2016, are amounts paid to BOPM LP for leasing and construction services of $1.9 million and $4.2 million, respectively (compared to $2.3 million and $6.2 million during the same periods in 2015). Included in general and administrative expenses during the three and nine months ended September 30, 2016, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $5.5 million and $16.1 million, respectively (compared to $4.9 million and $14.9 million during the same periods in 2015).

As part of the Trust’s acquisition of Bay Adelaide East from BOPI on an "as-if-completed-and-stabilized basis", the parties entered into a lease arrangement, whereby the Trust would receive supplemental payments from BOPI to support an agreed upon net operating income target until achieving stabilized net operating income, which is expected to occur in 2017. During the three and nine months ended September 30, 2016 rental payments of $7.1 million and $22.0 million, respectively were received pursuant to the related party lease (compared to $nil during the same periods in 2015), which have been recognized as a reduction of the carrying value of the building.

Included in fair value (losses) gains during the three and nine months ended September 30, 2016 is $nil and $0.7 million, respectively paid to a subsidiary of BAM for services provided for the disposition of Royal Centre during the first quarter of 2016.

Included in rental revenues during the three and nine months ended September 30, 2016, are amounts received from BAM and its affiliates of $2.9 million and $8.6 million, respectively (compared to $2.2 million and $6.7 million during the same periods in 2015).

Refer to Note 5, Investment Properties, for information on the acquisition of Brookfield Place Calgary East development from BOPI. Included in investment properties during the three and nine months ended September 30, 2016 are amounts paid to a subsidiary of BAM of $3.8 million and $17.6 million, respectively (compared to $16.0 million and $68.0 million during the same periods in 2015) for commercial developments pursuant to a contract to construct Bay Adelaide East.

NOTE 17: OTHER INFORMATION

Supplemental cash flow information:

	Nine months ended Sept. 30, 2016		Nine months ended Sept. 30, 2015
(Millions)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Distributions declared to unitholders (1)	$67.5	$172.5	$24.2	$62.4
Add: Distributions payable at the beginning of the period	2.7	6.9	2.7	6.9
Less: Distributions payable at the end of the period	(2.9)	(7.3)	(2.7)	(6.9)
Less: Distributions to participants in DRIP	(4.0)	—	(1.3)	—
Cash distributions paid	$63.3	$172.1	$22.9	$62.4

(1)	Included for the nine months ended September 30, 2016, is a special distribution of $149.3 million or $1.60 per Trust Unit, paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016.

NOTE 18: APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements were approved by the Trust’s Board of Trustees and authorized for issue on October 24, 2016.

Brookfield Canada Office Properties	55

Unitholder Information

DISTRIBUTION PAYMENT DATES

	2016		2015		2014
(Unaudited) (Dollars)	Trust Units	Class B LP Units	Trust Units	Class B LP Units	Trust Units	Class B LP Units
January 15	$0.1033	$0.1033	$0.1033	$0.1033	$0.0975	$0.0975
February 15	0.1033	0.1033	0.1033	0.1033	0.0975	0.0975
March 15	0.1033	0.1033	0.1033	0.1033	0.0975	0.0975
April 15	0.1092	0.1092	0.1033	0.1033	0.0975	0.0975
May 15	0.1092	0.1092	0.1033	0.1033	0.0975	0.0975
June 15	0.1092	0.1092	0.1033	0.1033	0.1033	0.1033
July 15	0.1092	0.1092	0.1033	0.1033	0.1033	0.1033
August 15	0.1092	0.1092	0.1033	0.1033	0.1033	0.1033
September 15	0.1092	0.1092	0.1033	0.1033	0.1033	0.1033
October 15	0.1092	0.1092	0.1033	0.1033	0.1033	0.1033
November 15	0.1092	0.1092	0.1033	0.1033	0.1033	0.1033
December 15	0.1092	0.1092	0.1033	0.1033	0.1033	0.1033

The Trust paid a special distribution of $149.3 million or $1.60 per Trust Unit, on April 19, 2016 to holders of record at the close of business on April 5, 2016.

56	Q3/2016 Interim Report

Information

PROFILE

Brookfield Canada Office Properties is a Canadian real estate investment trust, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 26 premier office properties totaling 20.3 million square feet and 1 development property totaling 1.4 million square feet. Landmark properties include Brookfield Place Toronto, Bay Adelaide Centre, and First Canadian Place in Toronto and Bankers Hall in Calgary.

BROOKFIELD CANADA OFFICE PROPERTIES

Brookfield Place, Bay Wellington Tower

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

UNITHOLDER ENQUIRIES

Brookfield Canada Office Properties welcomes enquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media enquiries can be directed to Sherif El-Azzazi, Manager Investor Relations and Communications at 416.359.8593 or via e-mail at sherif.elazzazi@brookfield.com. Enquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at 416.359.8612 or via e-mail at bryan.davis@brookfield.com.

Unitholder questions relating to distributions, address changes and unit certificates should be directed to the Trust’s Transfer Agent:

CST TRUST COMPANY

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

Tel:      416.682.3860 / 800.387.0825

Fax:     888.249.6189

Website: www.canstockta.com

E-mail: inquiries@canstockta.com

COMMUNICATIONS

We strive to keep our unitholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Canada Office Properties maintains a Web site, www.brookfieldcanadareit.com, which provides access to our published reports, press releases, statutory filings, supplementary information and trust and distribution information as well as summary information on the Trust.

Brookfield Canada Office Properties	57